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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **May 6, 2005**

VALIDIAN CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	**000-28423**	**58-2541997**
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

30 Metcalfe Street, Suite 620 **Ottawa, Canada**	**K1P 5L4**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(613) 230-7211**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Employment Agreement with Bruce Benn

Effective May 6, 2005, Validian Corporation (the "Company") entered into an employment agreement with Bruce Benn who has agreed to serve as the Company's President and Chief Executive Officer. Pursuant to the agreement, Mr. Benn receives a base salary of Cdn $120,000 per annum. Annual performance bonuses may be paid at the discretion of the Company and are subject to the achievement of pre-established performance criteria. The term of the agreement continues indefinitely until terminated in accordance with the terms of the agreement.

The employment agreement provides that the Company may terminate the employment agreement for any reason upon providing Mr. Benn six months' notice, or a payment in lieu of notice in an amount equal to six months of base salary (increased by one month for each year of employment by or contractual assignment to the Company) plus unused vacation. Any payments are deemed to be inclusive of all entitlements under the Ontario Employment Standards Act. The Company may terminate the employment agreement at any time without notice, or payment in lieu of notice, for just cause. In addition, Mr. Benn may terminate the employment agreement at any time upon providing six weeks' notice.

Following a triggering event, Mr. Benn may, within 30 days after his actual knowledge of a triggering event, consider himself terminated and be entitled to a payment of 12 months' base salary. A triggering event includes (1) any person becoming the beneficial owner of more than 50% of the Company's voting shares; (2) any resolution being passed or any action or proceeding being taken with respect to the liquidation, dissolution or winding up of the Company; or (3) the Company amalgamates, consolidates or merges with another corporation.

The agreement includes a non-competition covenant pursuant to which for a period of one year from the effective date of termination of the employment agreement, howsoever caused, Mr. Benn may not (1) be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer; (2) intentionally act in any manner that is detrimental to the relations between the Company and its dealers, distributors, VARs, IMRs, customers, employees or others; or (3) directly or indirectly solicit any of the Company's customers, distributors, VARs, IMRs, or be connected with any person, firm or corporation soliciting or servicing any of the Company's customers.

Employment Agreement with Andre Maisonneuve

Effective May 6, 2005, the Company entered into an employment agreement with Andre Maisonneuve who has agreed to resign as the Company's President and Chief Executive Officer and agreed to serve as the Company's Vice President--Strategic Marketing. This employment agreement supersedes the employment agreement between the Company and Andre Maisonneuve dated April 2004. Pursuant to the agreement, Mr. Maisonneuve receives a base salary of Cdn $120,000 per annum. Annual performance bonuses may be paid at the discretion of the Company and are subject to the achievement of pre-established performance criteria. The term of the agreement continues indefinitely until terminated in accordance with the terms of the agreement.

The employment agreement provides that the Company may terminate the employment agreement for any reason upon providing Mr. Maisonneuve six months' notice, or a payment in lieu of notice in an amount equal to six months of base salary (increased by one month for each year of employment by or contractual assignment to the Company) plus unused vacation. Any payments are deemed to be inclusive of all entitlements under the Ontario Employment Standards Act. The Company may terminate the employment agreement at any time without notice, or payment in lieu of notice, for just cause. In addition, Mr. Maisonneuve may terminate the employment agreement at any time upon providing six weeks' notice.

Following a triggering event, Mr. Maisonneuve may, within 30 days after his actual knowledge of a triggering event, consider himself terminated and be entitled to a payment of 12 months' base salary. A triggering event includes (1) any person becoming the beneficial owner of more than 50% of the Company's voting shares; (2) any resolution being passed or any action or proceeding being taken with respect to the liquidation, dissolution or winding up of the Company; or (3) the Company amalgamates, consolidates or merges with another corporation.

The agreement includes a non-competition covenant pursuant to which for a period of one year from the effective date of termination of the employment agreement, howsoever caused, Mr. Maisonneuve may not (1) be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer; (2) intentionally act in any manner that is detrimental to the relations between the Company and its dealers, distributors, VARs, IMRs, customers, employees or others; or (3) directly or indirectly solicit any of the Company's customers, distributors, VARs, IMRs, or be connected with any person, firm or corporation soliciting or servicing any of the Company's customers.

Employment Agreement with Ron Benn

Effective May 6, 2005, the Company entered into an employment agreement with Ron Benn who has agreed to serve as the Company's Treasurer and Chief Financial Officer. Pursuant to the agreement, Mr. Benn receives a base salary of Cdn $120,000 per annum. Annual performance bonuses may be paid at the discretion of the Company and are subject to the achievement of pre-established performance criteria. The term of the agreement continues indefinitely until terminated in accordance with the terms of the agreement.

The employment agreement provides that the Company may terminate the employment agreement for any reason upon providing Mr. Benn six months' notice, or a payment in lieu of notice in an amount equal to six months of base salary (increased by one month for each year of employment by or contractual assignment to the Company) plus unused vacation. Any payments are deemed to be inclusive of all entitlements under the Ontario Employment Standards Act. The Company may terminate the employment agreement at any time without notice, or payment in lieu of notice, for just cause. In addition, Mr. Benn may terminate the employment agreement at any time upon providing six weeks' notice.

Following a triggering event, Mr. Benn may, within 30 days after his actual knowledge of a triggering event, consider himself terminated and be entitled to a payment of 12 months' base salary. A triggering event includes (1) any person becoming the beneficial owner of more than 50% of the Company's voting shares; (2) any resolution being passed or any action or proceeding being taken with respect to the liquidation, dissolution or winding up of the Company; or (3) the Company amalgamates, consolidates or merges with another corporation.

The agreement includes a non-competition covenant pursuant to which for a period of one year from the effective date of termination of the employment agreement, howsoever caused, Mr. Benn may not (1) be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer; (2) intentionally act in any manner that is detrimental to the relations between the Company and its dealers, distributors, VARs, IMRs, customers, employees or others; or (3) directly or indirectly solicit any of the Company's customers, distributors, VARs, IMRs, or be connected with any person, firm or corporation soliciting or servicing any of the Company's customers.

Item 1.02 Termination of a Material Definitive Agreement.

Effective May 6, 2005, the prior employment agreement between the Company and Andre Maisonneuve dated April 2004 was replaced and superseded by the employment agreement dated May 6, 2005 as described in Item 1.01, Entry into a Material Definitive Agreement, and incorporated by reference herein, for the reasons set forth in Item 5.02, Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers and incorporated by reference herein.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Effective May 6, 2005, the Company accepted the resignation of André Maisonneuve from the positions of President and Chief Executive Officer. Mr. Maisonneuve did not resign due to any disagreement with the Company and he has agreed to remain as a member of the Board of Directors and Vice President-- Strategic Planning of the Company. In connection with his change in position, the Company and Mr. Maisonneuve entered into a new employment agreement as described in Item 1.01, Entry into a Material Definitive Agreement, and incorporated by reference in this Section 5.02, Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Effective May 6, 2005, the Board of Directors of the Company appointed Bruce I. Benn, age 51, to the positions of President and Chief Executive Officer of the Company. Mr. Benn has served as a Director, Executive Vice President and Secretary of the Company since February 2004. From 1999 until February 2004, he provided services to the Company through Capital House Corporation. Mr. Benn plays a major role in making key management and strategic decisions and oversees all aspects of corporate finance for the Company. He has been principally responsible for arranging the $16 million of capital for the Company from 1999 to date. Since 1989, Mr. Benn has been the President, Director and co-founder of Capital House Corporation, a boutique investment bank that has provided and/or arranged early and mid stage venture capital and hands-on managerial assistance to a portfolio of leading technology software companies. Mr. Benn was also a founder, Director and Officer of DevX Energy, Inc. from 1995 until October 2000. From 1980 to 1993, he was with Corporation House Ltd., where he was a Vice President and a Director from 1985 to 1993. He is an attorney and holds a Masters of Law degree from the University of London, England, a Baccalaureate of Laws from the University of Ottawa, Canada, and a Bachelor of Arts in Economics from Carleton University in Ottawa, Canada.

Mr. Bruce Benn and Mr. Ronald I. Benn, the Company's Chief Financial Officer, Treasurer and Director, are brothers. In fiscal 2004, the Company paid Capital House Corporation, a company in which Bruce Benn serves as President and a Director, the sum of $129,378 as payment for the use of office space in Ottawa, Canada, covering a period commencing in September 2001 and continuing through April 2004. Effective April 2004, the Company no longer subleases the Ottawa, Canada office space through Capital House Corporation because the Company leases the space directly from the landlord, a non-affiliate of the Company.

A description of the employment agreement between Bruce Benn and the Company is incorporated by reference from Item 1.01, Entry into a Material Definitive Agreement, of this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

    (c)   Exhibits

    10.1   Employment Agreement dated effective as of May 6, 2005 between Validian Corporation and Andre Maisonneuve.

    10.2   Employment Agreement dated effective as of May 6, 2005 between Validian Corporation and Bruce Benn.

    10.3   Employment Agreement dated effective as of May 6, 2005 between Validian Corporation and Ron Benn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VALIDIAN CORPORATION

Dated: May 11, 2005   By: /s/Bruce Benn
                                          Name: Bruce Benn
                                          Title: President and Chief Executive Officer

Exhibit 10.1

THIS AGREEMENT made as of the 6th day of May, 2005

BETWEEN
Validian Corporation
Having a place of business at
30 Metcalfe St. Suite 620
Ottawa Canada K1P 5L4

(hereinafter referred to as "the Company")

- and -

Andre Maisonneuve
residing at
504-1500 Riverside Drive
Ottawa, Ontario K1G 4J4

(hereinafter referred to as the "Executive")

WHEREAS:

The Executive has agreed to resign from the positions of President and Chief Executive Officer and accept the position of Vice President Strategic Planning, and the Company desires to engage the Executive in this later capacity on the terms and conditions hereinafter set forth, which the Executive hereby agrees to.

THIS AGREEMENT witnesses that the parties have agreed that the terms and conditions of the relationship shall be as follows:

1.   Duties

(1)   The Company shall confirm the Executive's appointment as Vice President Strategic Planning, reporting to the President, from the date of the execution of this agreement The Executive shall undertake those duties and tasks associated with the said position, as assigned and approved by the Company. The parties acknowledge that there is no defined job description associated with the said position, and the parties agree that the Company shall retain the ability to change the duties and tasks associated with the said position, as dictated by the Company's operational and/or business requirements.

(2)   The Executive agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the position of Vice President Strategic Planning, and that he will not engage in any activities that will conflict with the Executive's performance of such duties.

2.   Term and Service

The appointment shall commence on May 6, 2005, following the execution of this Agreement, and shall continue indefinitely, or until such time as the appointment is terminated in accordance with the provisions
D-EEC EXEC MAISONNEUVE.DOC



of this Agreement.

3. Compensation

The Executive shall receive a base salary of C$120,000 per year, paid in accordance with the Company's standard payroll practices. The Executive shall also be eligible for an annual performance bonus, at the discretion of the Company, based upon successfully meeting the goals and objectives established by the Company.

4. Stock Options

The Executive shall be eligible to receive additional stock options at the sole discretion of the Board of Directors of the Company.

5. Benefits

The Executive shall be entitled to participate in the Company's group benefits package, should he chose to do so.

6. Vacation

The Executive shall be entitled to four (4) weeks' paid vacation per annum, to be taken at times approved by the Company, plus all statutory holidays set out in the ***Employment Standards Act***. If the Executive elects not to take or take only a portion of those vacation weeks during the current calendar year, the unused weeks will automatically add to the weeks available for vacation during the following year.

7. Termination

The parties understand and agree that this Agreement may be terminated in the following manner in the specified circumstances:

(1) By the Company, for any reason, upon providing the Executive with notice, or a payment of base salary in lieu of notice, in an amount equal to six (6) months plus the portion of the vacation weeks not used by the Executive at the time of termination. This period will be extended by one (1) month for each additional year of employment by the Company or of contractual assignment to the Company. The entitlements set out in this provision shall be deemed to be inclusive of all entitlements under the ***Employment Standards Act***, as amended from time to time. Regardless of whether the requirements of this provision are met by notice and/or a payment in lieu of notice, the Company shall ensure that benefit coverage is continued in accordance with the ***Employment Standards Act***. In the event that there are severance requirements under section 58 of the ***Employment Standards Act***, or its successor provision, the Company shall ensure that the required portion of the entitlement set out in this provision is paid in lump-sum form.

(2) By the Company, at any time, without notice or payment in lieu of notice, for just cause.

(3) By the Executive, at any time, upon providing the Company with six (6) weeks' notice. In such circumstances, the Executive agrees to make every effort to assist the Company with transition issues during the said notice period. This notice requirement may be waived at the discretion of the

HB RB

Company.

8. Change in Control

If at any time after the date hereof:

(1)   any person, association, or entity acquires or becomes the beneficial owner of, either directly or indirectly, more than 50% of the voting shares, or

(2)   any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Company; or

(3)   the Company amalgamates, consolidates or merges with another body corporate,

the Employee shall have the option, exercisable for 30 days following his actual knowledge of the triggering event set out in (1) to (3) above, to consider himself terminated in accordance with paragraph 7(1) above, and shall be entitled to an immediate payment in lieu of the notice requirements set out in the said paragraph, plus an additional payment equivalent to a further six (6) months' base salary.

9. Privacy

The Executive hereby authorizes and expressly consents to the Company's collecting, using and disclosing selected personal information of the Executive as required for the purposes of obtaining, maintaining, renewing and administering services including, but not limited to a full range of business insurance coverage and health, disability and/or life insurance, between the Company and the providers of these services, and to meet all regulatory disclosure requirements of the Company or to provide as part of normal disclosure to the SEC by the Company.

10. Non-Competition

(1)   For a period of one year from the effective date of termination of employment, howsoever caused, the Executive agrees that he shall not:

(a)   be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer;

(b)   intentionally act in any manner that is detrimental to the relations between the Company and its dealers, distributors, VARs, IMRs, customers, employees or others; and/or,

(c)   directly or indirectly solicit any of the customers distributors, VARs, IMRs, of the Company or be connected with any person, firm or corporation soliciting or servicing any of the customers of the Company

(2)   The Executive acknowledges that, without prejudice to any and all rights of the Company, an injunction is the only effective remedy to protect the Company's rights and property as set out in paragraph (1).

11. Confidential/Proprietary Information

(1)   The Executive acknowledges that as Vice President Strategic Planning , and in any other position to which he is appointed, the Executive will acquire information about certain matters and things which are

confidential and/or proprietary to the Company, and which information is the exclusive property of the Company including:

(a)   lists of present and prospective customers, distributors, VARs, IMRs, and information related to the types of technology employed by these customers distributors, VARs, IMRs,;

(b)   pricing and sales policies, techniques and concepts;

(c)   revenue, financial and accounting information; and,

(d)   intellectual property and trade secrets.

(2)   The Executive acknowledges that the information referred to in paragraph (1) could be used to the detriment of the Company. Accordingly, the Executive undertakes to treat confidentially all information and agrees not to disclose same to any third party either during the term of his employment, except as may be necessary in the proper discharge of his employment under this Agreement, or after the date of termination of the Executive's employment, however caused, except with the written permission of the Chief Executive Officer of the Company.

(3)   The Executive acknowledges that, without prejudice to any and all rights of the Company, an injunction is the only effective remedy to protect the Company's rights and property as set out in paragraphs (1) and (2).

12.   Inventions, Discoveries & Industrial Designs

If, during the term of this Agreement or any renewal thereof, the Executive should (a) conceive or make any invention or discovery whether patentable or not; (b) become the author of any design capable of being protected as an industrial design, design patent or other design protection; (c) become the author of any work in which copyright may exist; or, (d) develop any confidential information which may be capable of being protected as a trade secret; and if such invention, discovery, industrial design, work or confidential information has been requested or has been developed as part of a request for the Company or its affiliated corporations (hereinafter collectively referred to as "the Company"), then such invention, discovery, industrial design, work or confidential information shall be the sole and exclusive property of the Company, and the Company shall enjoy a waiver of any and all moral rights in the work. The Executive agrees that, during the term of his employment with the Company and thereafter, he shall execute on demand any applications, transfers, assignments, waivers and/or other documents as the Company may consider necessary or advisable for the purpose of giving effect to such waivers of moral rights in favour of the Company, or vesting in the Company full title to such inventions, discovery, industrial design, work or confidential information, and to assist in every way possible in the prosecution thereof.

13.   Severability

The validity or unenforceability of any provision or part of any provision of this Agreement or any covenant contained herein shall not affect the validity or enforceability of any other provision or part of any provision and any such invalid or unenforceable provision or part thereof or covenant shall be deemed to be severable.

14.   Entire Agreement

This Agreement constitutes the understanding of the parties and supersedes and replaces all oral and written representations, including, without limitation, the employment agreement between the Company and the Executive dated April 1, 2004.

15. Modification of Agreement

This Agreement cannot be amended, modified or supplemented in any respect except by subsequent written agreement signed by both parties hereto. Any modification to this Agreement must be in writing and signed by the parties or it shall have no effect and shall be void.

16. Headings

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

17. Governing Law

This Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario.

18. Independent Legal Advice

The Executive has been advised to obtain independent legal advice from his solicitors with respect to this Agreement and he acknowledges that he has done so and has received advice from his solicitors prior to executing this Agreement and that the terms and conditions of his employment are as set forth in this Agreement, and there are no other terms and conditions of that employment or representations or promises made with respect to that employment other than as set forth herein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement this 6th day of May, 2005.

VALIDIAN CORPORATION
per:

_____
Bruce Benn



_____
Andre Maisonneuve

_____
Ronald Benn

Exhibit 10.2

THIS AGREEMENT made as of the 6th day of May 2005.


BETWEEN
Validian Corporation
Having a place of business at
30 Metcalfe St. Suite 620
Ottawa Canada K1P 5L4

(hereinafter referred to as "the Company")

- and -

Bruce Benn
residing at
20 Inverness Street
Ottawa, Ontario K2E 6N7

(hereinafter referred to as the "Executive")


WHEREAS:

The Executive has agreed to accept the positions of President and Chief Executive Officer, and the Company desires to engage the Executive in this capacity on the terms and conditions hereinafter set forth which the Executive hereby agrees to.

THIS AGREEMENT witnesses that the parties have agreed that the terms and conditions of the relationship shall be as follows:

1.   Duties

(1)   The Company shall confirm the Executive's appointment as President and Chief Executive Officer, reporting to the Board of Directors. The Executive shall undertake those duties and tasks associated with the said position, as assigned and approved by the Company. The parties acknowledge that there is no defined job description associated with the said position, and the parties agree that the Company shall retain the ability to change the duties and tasks associated with the said position, as dictated by the Company's operational and/or business requirements.

(2)   The Executive agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the position of President and Chief Executive Officer, and that he will not engage in any activities that will conflict with the Executive's performance of such duties.

2.   Term and Service

The appointment shall commence on May 6, 2005, following the execution of this Agreement, and shall continue indefinitely, or until such time as the appointment is terminated in accordance with the provisions of this Agreement.



3. Compensation

The Executive shall receive a base salary of C$120,000 per year, paid in accordance with the Company's standard payroll practices. The Executive shall also be eligible for an annual performance bonus, at the discretion of the Company, based upon successfully meeting the goals and objectives established by the Company.

4. Stock Options

The Executive shall be eligible to receive additional stock options at the sole discretion of the Board of Directors of the Company.

5. Benefits

The Executive shall be entitled to participate in the Company's group benefits package, should he chose to do so.

6. Vacation

The Executive shall be entitled to four (4) weeks' paid vacation per annum, to be taken at times approved by the Company, plus all statutory holidays set out in the ***Employment Standards Act***. If the Executive elects not to take or take only a portion of those vacation weeks during the current calendar year, the unused weeks will automatically add to the weeks available for vacation during the following year.

7. Termination

The parties understand and agree that this Agreement may be terminated in the following manner in the specified circumstances:

(1)   By the Company, for any reason, upon providing the Executive with notice, or a payment of base salary in lieu of notice, in an amount equal to six (6) months plus the portion of the vacation weeks not used by the Executive at the time of termination. This period will be extended by one (1) month for each additional year of employment by the Company or of contractual assignment to the Company. The entitlements set out in this provision shall be deemed to be inclusive of all entitlements under the ***Employment Standards Act***, as amended from time to time. Regardless of whether the requirements of this provision are met by notice and/or a payment in lieu of notice, the Company shall ensure that benefit coverage is continued in accordance with the ***Employment Standards Act***. In the event that there are severance requirements under section 58 of the ***Employment Standards Act***, or its successor provision, the Company shall ensure that the required portion of the entitlement set out in this provision is paid in lump-sum form.

(2)   By the Company, at any time, without notice or payment in lieu of notice, for just cause.

(3)   By the Executive, at any time, upon providing the Company with six (6) weeks' notice. In such circumstances, the Executive agrees to make every effort to assist the Company with transition issues during the said notice period. This notice requirement may be waived at the discretion of the Company.

8.   Change in Control

If at any time after the date hereof:

(1)   any person, association, or entity acquires or becomes the beneficial owner of, either directly or indirectly, more than 50% of the voting shares, or

(2)   any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Company; or

(3)   the Company amalgamates, consolidates or merges with another body corporate,

the Employee shall have the option, exercisable for 30 days following his actual knowledge of the triggering event set out in (1) to (3) above, to consider himself terminated in accordance with paragraph 7(1) above, and shall be entitled to an immediate payment in lieu of the notice requirements set out in the said paragraph, plus an additional payment equivalent to a further six (6) months' base salary, for a total of twelve (12) months' base salary.

9.   Privacy

The Executive hereby authorizes and expressly consents to the Company's collecting, using and disclosing selected personal information of the Executive as required for the purposes of obtaining, maintaining, renewing and administering services including, but not limited to a full range of business insurance coverage and health, disability and/or life insurance, between the Company and the providers of these services, and to meet all regulatory disclosure requirements of the Company or to provide as part of normal disclosure to the SEC by the Company.

10.   Non-Competition

(1)   For a period of one year from the effective date of termination of employment, howsoever caused, the Executive agrees that he shall not:

   (a)   be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer;
   (b)   intentionally act in any manner that is detrimental to the relations between the Company and its dealers, distributors, VARs, IMRs, customers, employees or others; and/or,
   (c)   directly or indirectly solicit any of the customers distributors, VARs, IMRs, of the Company or be connected with any person, firm or corporation soliciting or servicing any of the customers of the Company

(2)   The Executive acknowledges that, without prejudice to any and all rights of the Company, an injunction is the only effective remedy to protect the Company's rights and property as set out in paragraph (1).

11.   Confidential/Proprietary Information

(1)   The Executive acknowledges that as President and Chief Executive Officer, and in any other position to which he is appointed, the Executive will acquire information about certain matters and things which are confidential and/or proprietary to the Company, and which information is the exclusive property

of the Company including:

    (a)   lists of present and prospective customers, distributors, VARs, IMRs, and information related to the types of technology employed by these customers distributors, VARs, IMRs,;

    (b)   pricing and sales policies, techniques and concepts;

    (c)   revenue, financial and accounting information; and,

    (d)   intellectual property and trade secrets.

(2)   The Executive acknowledges that the information referred to in paragraph (1) could be used to the detriment of the Company. Accordingly, the Executive undertakes to treat confidentially all information and agrees not to disclose same to any third party either during the term of his employment, except as may be necessary in the proper discharge of his employment under this Agreement, or after the date of termination of the Executive's employment, however caused, except with the written permission of the President of the Company.

(3)   The Executive acknowledges that, without prejudice to any and all rights of the Company, an injunction is the only effective remedy to protect the Company's rights and property as set out in paragraphs (1) and (2).

12.   Inventions, Discoveries & Industrial Designs

If, during the term of this Agreement or any renewal thereof, the Executive should (a) conceive or make any invention or discovery whether patentable or not; (b) become the author of any design capable of being protected as an industrial design, design patent or other design protection; (c) become the author of any work in which copyright may exist; or, (d) develop any confidential information which may be capable of being protected as a trade secret; and if such invention, discovery, industrial design, work or confidential information has been requested or has been developed as part of a request for the Company or its affiliated corporations (hereinafter collectively referred to as "the Company"), then such invention, discovery, industrial design, work or confidential information shall be the sole and exclusive property of the Company, and the Company shall enjoy a waiver of any and all moral rights in the work. The Executive agrees that, during the term of his employment with the Company and thereafter, he shall execute on demand any applications, transfers, assignments, waivers and/or other documents as the Company may consider necessary or advisable for the purpose of giving effect to such waivers of moral rights in favour of the Company, or vesting in the Company full title to such inventions, discovery, industrial design, work or confidential information, and to assist in every way possible in the prosecution thereof.

13.   Severability

The validity or unenforceability of any provision or part of any provision of this Agreement or any covenant contained herein shall not affect the validity or enforceability of any other provision or part of any provision and any such invalid or unenforceable provision or part thereof or covenant shall be deemed to be severable.

14.   Entire Agreement

This Agreement constitutes the understanding of the parties and supersedes and replaces all oral and written representations.

15. Modification of Agreement

This Agreement cannot be amended, modified or supplemented in any respect except by subsequent written agreement signed by both parties hereto. Any modification to this Agreement must be in writing and signed by the parties or it shall have no effect and shall be void.

16. Headings

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

17. Governing Law

This Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario.

18. Independent Legal Advice

The Executive has the opportunity to obtain independent legal advice from his solicitors with respect to this Agreement. He hereby acknowledges that he was in a position to do so and declares that he has received sufficient advice prior to executing this Agreement and that the terms and conditions of his employment are as set forth in this Agreement, and there are no other terms and conditions of that employment or representations or promises made with respect to that employment other than as set forth herein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement this 6th day of May, 2005.

VALIDIAN CORPORATION
per:



_____
André Maisonneuve



_____
Bruce Benn

_____
Ronald Benn

Exhibit 10.3

THIS AGREEMENT made as of the 6th day of May 2005.

BETWEEN
Validian Corporation
Having a place of business at
30 Metcalfe St. Suite 620
Ottawa Canada K1P 5L4

(hereinafter referred to as "the Company")

- and -

Ronald Benn
residing at
22 Saddlebrook Street
Ottawa, Ontario K2G 5N7

(hereinafter referred to as the "Executive")

WHEREAS:

The Executive has agreed to accept the positions of Treasurer and Chief Financial Officer, and the Company desires to engage the Executive in this capacity on the terms and conditions hereinafter set forth which the Executive hereby agrees to.

THIS AGREEMENT witnesses that the parties have agreed that the terms and conditions of the relationship shall be as follows:

1.   Duties

(1)   The Company shall confirm the Executive's appointment as Treasurer and Chief Financial Officer, reporting to the President. The Executive shall undertake those duties and tasks associated with the said position, as assigned and approved by the Company. The parties acknowledge that there is no defined job description associated with the said position, and the parties agree that the Company shall retain the ability to change the duties and tasks associated with the said position, as dictated by the Company's operational and/or business requirements.

(2)   The Executive agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the position of Treasurer and Chief Financial Officer, and that he will not engage in any activities that will conflict with the Executive's performance of such duties.

2.   Term and Service

The appointment shall commence on May 6, 2005, following the execution of this Agreement, and shall continue indefinitely, or until such time as the appointment is terminated in accordance with the provisions of this Agreement.



3. Compensation

The Executive shall receive a base salary of C$120,000 per year, paid in accordance with the Company's standard payroll practices. The Executive shall also be eligible for an annual performance bonus, at the discretion of the Company, based upon successfully meeting the goals and objectives established by the Company.

4. Stock Options

The Executive shall be eligible to receive additional stock options at the sole discretion of the Board of Directors of the Company.

5. Benefits

The Executive shall be entitled to participate in the Company's group benefits package, should he chose to do so.

6. Vacation

The Executive shall be entitled to four (4) weeks' paid vacation per annum, to be taken at times approved by the Company, plus all statutory holidays set out in the ***Employment Standards Act***. If the Executive elects not to take or take only a portion of those vacation weeks during the current calendar year, the unused weeks will automatically add to the weeks available for vacation during the following year.

7. Termination

The parties understand and agree that this Agreement may be terminated in the following manner in the specified circumstances:

(1)   By the Company, for any reason, upon providing the Executive with notice, or a payment of base salary in lieu of notice, in an amount equal to six (6) months plus the portion of the vacation weeks not used by the Executive at the time of termination. This period will be extended by one (1) month for each additional year of employment by the Company or of contractual assignment to the Company. The entitlements set out in this provision shall be deemed to be inclusive of all entitlements under the ***Employment Standards Act***, as amended from time to time. Regardless of whether the requirements of this provision are met by notice and/or a payment in lieu of notice, the Company shall ensure that benefit coverage is continued in accordance with the ***Employment Standards Act***. In the event that there are severance requirements under section 58 of the ***Employment Standards Act***, or its successor provision, the Company shall ensure that the required portion of the entitlement set out in this provision is paid in lump-sum form.

(2)   By the Company, at any time, without notice or payment in lieu of notice, for just cause.

(3)   By the Executive, at any time, upon providing the Company with six (6) weeks' notice. In such circumstances, the Executive agrees to make every effort to assist the Company with transition issues during the said notice period. This notice requirement may be waived at the discretion of the Company.

8.   Change in Control

If at any time after the date hereof:

(1)   any person, association, or entity acquires or becomes the beneficial owner of, either directly or indirectly, more than 50% of the voting shares, or

(2)   any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Company; or

(3)   the Company amalgamates, consolidates or merges with another body corporate,

the Employee shall have the option, exercisable for 30 days following his actual knowledge of the triggering event set out in (1) to (3) above, to consider himself terminated in accordance with paragraph 7(1) above, and shall be entitled to an immediate payment in lieu of the notice requirements set out in the said paragraph, plus an additional payment equivalent to a further six (6) months' base salary, for a total of twelve (12) months' base salary.

9.   Privacy

The Executive hereby authorizes and expressly consents to the Company's collecting, using and disclosing selected personal information of the Executive as required for the purposes of obtaining, maintaining, renewing and administering services including, but not limited to a full range of business insurance coverage and health, disability and/or life insurance, between the Company and the providers of these services, and to meet all regulatory disclosure requirements of the Company or to provide as part of normal disclosure to the SEC by the Company.

10.   Non-Competition

(1)   For a period of one year from the effective date of termination of employment, howsoever caused, the Executive agrees that he shall not:

(a)   be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer;

(b)   intentionally act in any manner that is detrimental to the relations between the Company and its dealers, distributors, VARs, IMRs, customers, employees or others; and/or,

(c)   directly or indirectly solicit any of the customers distributors, VARs, IMRs, of the Company or be connected with any person, firm or corporation soliciting or servicing any of the customers of the Company

(2)   The Executive acknowledges that, without prejudice to any and all rights of the Company, an injunction is the only effective remedy to protect the Company's rights and property as set out in paragraph (1).

11.   Confidential/Proprietary Information

(1)   The Executive acknowledges that as Treasurer and Chief Financial Officer, and in any other position to which he is appointed, the Executive will acquire information about certain matters and things which are confidential and/or proprietary to the Company, and which information is the exclusive property

of the Company including:

    (a)   lists of present and prospective customers, distributors, VARs, IMRs, and information related to the types of technology employed by these customers distributors, VARs, IMRs,;

    (b)   pricing and sales policies, techniques and concepts;

    (c)   revenue, financial and accounting information; and,

    (d)   intellectual property and trade secrets.

(2)   The Executive acknowledges that the information referred to in paragraph (1) could be used to the detriment of the Company. Accordingly, the Executive undertakes to treat confidentially all information and agrees not to disclose same to any third party either during the term of his employment, except as may be necessary in the proper discharge of his employment under this Agreement, or after the date of termination of the Executive's employment, however caused, except with the written permission of the President of the Company.

(3)   The Executive acknowledges that, without prejudice to any and all rights of the Company, an injunction is the only effective remedy to protect the Company's rights and property as set out in paragraphs (1) and (2).

12.   Inventions, Discoveries & Industrial Designs

If, during the term of this Agreement or any renewal thereof, the Executive should (a) conceive or make any invention or discovery whether patentable or not; (b) become the author of any design capable of being protected as an industrial design, design patent or other design protection; (c) become the author of any work in which copyright may exist; or, (d) develop any confidential information which may be capable of being protected as a trade secret; and if such invention, discovery, industrial design, work or confidential information has been requested or has been developed as part of a request for the Company or its affiliated corporations (hereinafter collectively referred to as "the Company"), then such invention, discovery, industrial design, work or confidential information shall be the sole and exclusive property of the Company, and the Company shall enjoy a waiver of any and all moral rights in the work. The Executive agrees that, during the term of his employment with the Company and thereafter, he shall execute on demand any applications, transfers, assignments, waivers and/or other documents as the Company may consider necessary or advisable for the purpose of giving effect to such waivers of moral rights in favour of the Company, or vesting in the Company full title to such inventions, discovery, industrial design, work or confidential information, and to assist in every way possible in the prosecution thereof.

13.   Severability

The validity or unenforceability of any provision or part of any provision of this Agreement or any covenant contained herein shall not affect the validity or enforceability of any other provision or part of any provision and any such invalid or unenforceable provision or part thereof or covenant shall be deemed to be severable.

14.   Entire Agreement

This Agreement constitutes the understanding of the parties and supersedes and replaces all oral and written representations.



15.   Modification of Agreement

This Agreement cannot be amended, modified or supplemented in any respect except by subsequent written agreement signed by both parties hereto. Any modification to this Agreement must be in writing and signed by the parties or it shall have no effect and shall be void.

16.   Headings

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

17.   Governing Law

This Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario.

18.   Independent Legal Advice

The Executive has the opportunity to obtain independent legal advice from his solicitors with respect to this Agreement. He hereby acknowledges that he was in a position to do so and declares that he has received sufficient advice prior to executing this Agreement and that the terms and conditions of his employment are as set forth in this Agreement, and there are no other terms and conditions of that employment or representations or promises made with respect to that employment other than as set forth herein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement this 6th day of May, 2005.

VALIDIAN CORPORATION
per:



_____
Andre Maisonneuve



_____
Bruce Benn

_____
Ronald Benn